Filed Pursuant To Rule 433

Registration No 333-286293

September 19, 2025

Grayscale CoinDesk Crypto 5 ETF (Ticker: GDLC) Begins Trading on NYSE Arca

Grayscale CoinDesk Crypto 5 ETF Offers Exposure to 90% of the Crypto Market in a Single Investment

September 19, 2025 08:00 ET | Source: Grayscale Investments

STAMFORD, Conn., Sept. 19, 2025 (GLOBE NEWSWIRE) -- Grayscale Investments®, the world’s largest digital asset-focused investment platform, today announced that Grayscale CoinDesk Crypto 5 ETF (Ticker: GDLC), formerly known as Grayscale Digital Large Cap Fund, has begun trading on NYSE Arca as a multi-asset ETP, the first of such products available in the U.S.¹

GDLC, an exchange traded product, is not registered under the Investment Company Act of 1940 (or the ’40 Act) and therefore is not subject to the same regulations and protections as '40 Act-registered ETFs and mutual funds. An investment in GDLC involves significant risk, including possible loss of principal. The Fund holds digital assets; however, an investment in the Fund is not a direct investment in digital assets.

GDLC is the first multi-asset crypto ETP, offering exposure to the five largest and most liquid crypto assets² - Bitcoin, Ether, XRP, Solana, and Cardano. It provides investors with broad access to the digital asset market while maintaining a strategic focus on five of the most established assets by market capitalization and liquidity. The fund rebalances quarterly to maintain alignment with the leading assets in the crypto market and tracks the CoinDesk 5 Index, developed by CoinDesk Indices, a leading crypto index provider. As of today, GDLC delivers exposure to over 90%³ of the market capitalization of the asset class, which positions it as a compelling option for investors seeking broad participation in the digital asset ecosystem.

“Today’s listing marks a historic milestone for the entire crypto ETP landscape,” said Peter Mintzberg, Chief Executive Officer of Grayscale. “Grayscale CoinDesk Crypto 5 ETF has met the growing investor demand for diverse exposure to crypto for nearly a decade and investors are increasingly turning to the ETP wrapper for their crypto exposure. GDLC is a purpose-built innovation designed to meet that demand, bringing simplicity and transparent access to the most liquid and largest crypto assets.”

Originally launched in 2018, GDLC began trading publicly on OTCQX in 2019 and became a Securities Exchange Act of 1934 reporting company in 2021. Since then, GDLC has been among the first investment vehicles solely invested in, and deriving value from, a basket of large cap digital assets in the form of a security while avoiding the challenges of buying, storing, and safekeeping those digital assets directly.

For additional information about GDLC, please visit: https://etfs.grayscale.com/gdlc

About Grayscale
Grayscale enables investors to access the digital economy through a family of future-forward investment products. Founded in 2013, Grayscale has a decade-long track record and deep expertise as a digital asset-focused investment platform. Investors, advisors, and allocators turn to Grayscale for single asset, diversified, and thematic exposure. For more information, please follow @Grayscale or visit grayscale.com.

¹Defined as U.S. listed crypto ETPs with more than two different crypto assets represented

²Source: Grayscale and CoinDesk, as of 8/29/2025. Largest and most liquid assets reflect eligibility for U.S. exchange and custody accessibility and U.S. dollar or U.S. dollar-related trading pairs. Exclusions include stablecoins, memecoins, gas tokens, privacy tokens, wrapped tokens, staked assets, or pegged assets. Largest is defined by circulating supply market capitalization, and most liquid is defined by 90-day median daily valued traded.

³ CoinDesk, as of 8/29/2025. The CD5 Index, which GDLC tracks, represented over 90% of total cryptocurrency market capitalization. The “crypto universe” is defined as the top 100 tokens by market capitalization, using circulating supply, and excluding stablecoins and memecoins in accordance with CD5’s index methodology.

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Grayscale CoinDesk Crypto 5 ETF ("GDLC") has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents GDLC has filed with the SEC for more complete information about GDLC and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, GDLC or any authorized participant will arrange to send you the prospectus after filing if you request it by calling (833)903-2211 or by contacting Foreside Fund Services, LLC, Three Canal Plaza, Suite 100, Portland, Maine 04101.

Cryptocurrency, as an asset class, is highly volatile, can become illiquid at any time, and is for investors with a high-risk tolerance. Cryptocurrency may also be more susceptible to market manipulation than securities. It is not extensively regulated, but future regulation is possible.

Foreside Fund Services, LLC is the Marketing Agent and Grayscale Investments Sponsors, LLC is the sponsor of GDLC.

The CoinDesk 5 Index measures the performance of the largest and most liquid five digital assets included in the CoinDesk 20 Index. COINDESK® and the Fund's applicable reference rate (the "Index") are trade or service marks of CoinDesk Indices, Inc. (with its affiliates, including CC Data Limited, “CDI”), and/or its licensors. CDI or CDI's licensors own all proprietary rights in the Index. CDI is not affiliated with Grayscale and does not approve, endorse, review, or recommend the Fund. CDI does not guarantee the timeliness, accurateness, or completeness of any data or information relating to any Index and shall not be liable in any way to Grayscale, investors in or holders of any of the Fund or other third parties in respect of the use or accuracy of any Index or any data included therein.

Grayscale CoinDesk Crypto 5 ETF ("GDLC") has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents GDLC has filed with the SEC for more complete information about GDLC and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, GDLC or any authorized participant will arrange to send you the prospectus after filing if you request it by calling (833)903-2211 or by contacting Foreside Fund Services, LLC, Three Canal Plaza, Suite 100, Portland, Maine 04101.